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                         [HARCOURT GENERAL LETTERHEAD]


                                                                  Exhibit 99.7

Contact   Tim King                                                News Release
          Director
          Corporate Relations
          (617) 232-8200                                 FOR IMMEDIATE RELEASE


                           HARCOURT GENERAL COMPLETES
                              STECK-VAUGHN MERGER


  CHESTNUT HILL, Mass., January 30, 1998 -- Harcourt General, Inc. (NYSE:H) announced today that it has completed the previously announced merger with Steck-Vaughn Publishing Corporation (NASDAQ:STEK), a publisher of supplementary educational materials headquartered in Austin, Texas.

  Harcourt General acquired approximately 82 percent of Steck-Vaughn's outstanding common stock when it purchased National Education Corporation last June. To complete this merger, the Company has acquired the remaining Steck-Vaughn shares for $14.75 per share, or a total of approximately $42.8 million.

  Harcourt General, Inc. is a leading global multiple-media publisher and service provider to established educational, trade and professional markets as well as to emerging for-profit educational, career-training and assessment markets. The Company is also a leading specialty retailer through its 53% controlling interest in The Neiman Marcus Group (NYSE:NMG).


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